TRANSALTA COMMENTS ON “WHITE PAPER” PUBLISHED BY

LUMINUS MANAGEMENT

CALGARY, Alberta (Jan. 16, 2008) – TransAlta Corporation (TransAlta) (TSX: TA; NYSE: TAC) today provided the following statement in response to a “white paper” and press release issued by Luminus Management, LLC (“Luminus”) on Jan. 16, 2008.

Donna Soble Kaufman, Chair of the Board of Directors, said, “There is nothing in the Luminus ‘white paper’ that is either new or compelling. Rather, much of the paper reflects a poor understanding of TransAlta’s business, the environment we operate in, and the Canadian capital markets. Most striking is Luminus’s insistence that TransAlta is a merchant independent power producer (IPP) like the US-based merchant IPP companies with which it is most familiar. TransAlta focuses on generating stable, steady income and cash flow and has approximately 70 per cent of its generating capacity contracted through government-mandated power purchase agreements (PPAs) or long-term contracts.”

TransAlta noted that Luminus devotes a significant portion of its 13-page paper to an argument in favour of TransAlta “judiciously adding debt” and initiating a “meaningful” stock buyback program. In previous correspondence and discussions over the past several months, Luminus has urged TransAlta to issue $2 billion to $4 billion of new debt, more than doubling its current debt load, to fund a share buyback program. This would result in TransAlta falling to a below investment grade credit rating.

TransAlta’s Board and management maintain the view that continued financial discipline is critical to the company’s ability to create value, capitalize on opportunities and manage industry cyclicality. The company is committed to a strategy to create shareholder value by striking an effective balance between capital investment, dividends and share buybacks, as well as by evaluating opportunities to maximize its portfolio of assets.  TransAlta has executed against this low-to-moderate risk strategy, maintained a strong balance sheet and returned over $2 billion in dividends to shareholders during the last ten years, a period marked by challenging credit and commodity markets and the bankruptcy of a significant number of US-based merchant IPPs.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, unanticipated accounting or audit issues with respect to our financial statements or our internal control over financial reporting, plant availability and general economic conditions in geographic areas where TransAlta Corporation operates. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause TransAlta’s actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date of this news release or as otherwise stated. TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Senior Media Relations Advisor

Director, Investor Relations

Phone:  (403) 267-7330

Phone:  (403) 267-7622

Email:  Michael_lawrence@transalta.com

Phone:  1-800-387-3598 in Canada and U.S.

E-mail:  investor_relations@transalta.com